SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): /x/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q / / Form N-SAR

For Period Ended:  December 31, 1996

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________________________

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  (If partial filing, list portions not filed.)

                        PART I - REGISTRANT INFORMATION

  Full Name of Registrant:  Simon Property Group, L.P.

  Former Name if Applicable:
  Address of Principal Executive Office (Street and Number):  115 West
Washington
  Street, Suite 15 East
  City, State and Zip Code:  Indianapolis, IN 46204.

                       PART II - RULES 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          /x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          /x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

          / / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART  III - NARRATIVE

  State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

  Simon Property Group, L.P. ("SPG, LP") is a majority-owned subsidiary of
Simon DeBartolo Group, Inc. (the "Company"). The Company is a self-administered, self-managed real estate investment trust that, through its subsidiaries, owns or holds interests in approximately 190 income-producing properties, primarily regional malls and community shopping centers. As previously reported, in August 1996, the Company acquired the national shopping center business of DeBartolo Realty Corporation ("DRC"), comprised of 61 income-producing properties in a merger transaction (the "Merger"). In connection with the Merger, the ownership of SPG, LP and DRC's majority owned subsidiary partnership, now known as Simon DeBartolo Group, L.P. ("SDG, LP"), was restructured by the contribution of partnership interests in SPG, LP to SDG, LP. As a result of these transactions, SDG, LP became the primary operating partnership of the Company through which the business of the Company is conducted and SPG, LP became a subsidiary of SDG, LP, with 99% of the profits allocable to SDG, LP and 1% of the profits allocable to the Company.

  The Company, SDG, LP and SPG, LP each currently file periodic reports under the Securities Exchange Act of 1934, as amended. The Company and SDG, LP filed their Annual Reports on Form 10-K for the year ended December 31, 1996. The operations of SPG, LP are included in the consolidated financial statements of the Company and SDG, LPfor the year ended December 31, 1996. Because of the restructuring of the ownership of SPG, LP arising out of the Merger and the transfer of the operational aspects of the Company's business to SDG, LP, the narrative portions of SPG, LP's Annual Report on Form 10-K were not able to be completed by March 31, 1997 without unreasonable effort or expense.


                          PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

     John Dahl, 317/630-1600

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no,
identify report(s)  /x/ Yes        / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?    / / Yes        /x/ No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Simon Property Group, L.P.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1997         By:  Simon DeBartolo Group, Inc.,
                                   ----------------------------
                                   General Partner


                             By: /s/ Stephen E. Sterrett
                                 -----------------------
                             Name:   Stephen E. Sterrett
                             Title:  Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).